Britton & Koontz Capital Corporation



500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576
601-445-2488  Fax

http://www.bkbank.com
corporate@bkbank.com


FOR IMMEDIATE RELEASE:       FOR MORE INFORMATION:
July 29, 1998                W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)     Bazile R. Lanneau, Jr., Vice President & CFO



            BRITTON & KOONTZ CAPITAL CORPORATION REPORTS

                  SECOND QUARTER 1998 EARNINGS



        Natchez, Mississippi--Britton & Koontz Capital Corporation reported net income for the second quarter of 1998 of $589 thousand compared with $667 thousand for the second quarter of 1997. Quarterly earnings per share totaled $.33 per share compared with $.38 per share in 1997. Net income and earnings per share for the six months ended June 30, 1998, were $1.14 million and $.64 per share compared with $1.25 million and $.71 per share for the same period in 1997. The decrease in earnings is primarily attributable to a one-time gain of $107 thousand in the second quarter of 1997 and $40 thousand nonrecurring expense in the first quarter of 1998. The Company's performance for the six months ended June 30, 1998, resulted in a return on average assets of 1.34% and a return on average equity of 12.30%.

        Average assets and loans increased 11.7% and 14.1%, respectively, from second quarter 1997 to second quarter 1998. In addition, average deposits increased 12.6% in the same period. The growth in average assets and loans contributed to a 6.2% increase in net interest income of $107 thousand.
Excluding nonrecurring items, non-interest income remained stable and non-interest expense increased from $1.11 million to $1.22 million reflecting the cost of upgrades to information systems and marketing expenses related to electronic banking. For increased flexibility and functionality and in preparation for the Year 2000, the Company is installing a new client-server based core accounting system by Phoenix International, Inc.

        Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First
National Bank which operates three full service offices in Natchez. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer &
Trust Company. Total shares outstanding at June 30, 1998, were
1,767,064.


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                            Britton and Koontz Capital Corporation
                                     Financial Highlights
                    (Unaudited-Amounts in thousands, except per share date)


                                       For the Three Months    For the Six Months
                                          Ended  June 30,        Ended  June 30,
                                       --------------------    ------------------
                                         1998       1997        1998       1997
                                       --------    --------    -------    -------

Interest income                         $3,284     $3,011      $6,485     $5,878
Interest expense                         1,464      1,297       2,911      2,550
                                       --------    --------    -------    -------
Net interest income                      1,820      1,713       3,574      3,328
Provision for loan losses                  (40)       (40)        (80)       (80)
                                       --------    --------    -------    -------
Net interest income after
 provision for loan losses               1,780      1,673       3,494      3,248
Non-interest income                        340        440         701        797
Non-interest expense                     1,224      1,108       2,470      2,170
                                       --------    --------    -------    -------
Income before income taxes                 896      1,005       1,725      1,875
Income taxes                               307        338         585        626
                                       --------    --------    -------    -------
Net income                                $589       $667      $1,140     $1,249
                                       ========    ========    =======    =======

Return on Average Assets                  1.37%      1.74%       1.34%      1.62%
Return on Average Equity                 12.56%     15.38%      12.30%     14.58%

Diluted:

Net income per share                     $0.33      $0.38       $0.64      $0.71
                                     =========  =========   =========  =========
Weighted average shares outstanding  1,770,027  1,767,185   1,769,280  1,767,108
                                     =========  =========   =========  =========




                                   June 30,   June 30,   Dec 31,
                                     1998       1997       1997
                                  ---------  ---------  ---------

Total assets                       $167,681   $154,808   $162,130
Cash and due from banks               4,706      3,603      5,931
Investment securities                42,839     44,027     43,956
Net loans                           113,706     99,565    106,156
Deposits-interest bearing           122,470    112,777    112,069
Deposits-non interest bearing        20,121     16,293     20,568
Short term borrowed funds             3,038      2,481      6,784
Stockholders' equity                 18,601     17,340     17,982
Book value (per share)               $10.53      $9.81     $10.18
Total shares outstanding          1,767,064  1,767,064  1,767,064


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